UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2022

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

LAS BEGONIAS 415 FLOOR 19,

SAN ISIDRO, LIMA 27, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

TRANSLATION

February 7, 2022

Messrs.

Superintendence of Capital Markets

Ref: Notice of Material Information

Dear Sirs:

As required by the Regulation on Material and Reserved Information (Resolution SMV No. 005-2014-SMV/01), we inform you that:

On the date hereof, Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) entered into certain definitive agreements with Newmont Corporation (“Newmont”) to sell its total stake in Minera Yanacocha S.R.L. (“Yanacocha”), held through Compañía Minera Condesa S.A., which represents 43.65% of Yanacocha’s equity, for a consideration equal to US$ 300 million plus certain contingent payments of up to US$ 100 million linked to the production of the sulfides project that Yanacocha is planning to develop and as well as to future increases in mineral prices.

Additionally, the Company’s subsidiary Sociedad Minera de Responsabilidad Limitada Chaupiloma Dos de Cajamarca (“Chaupiloma”) will transfer all of its mining concessions to Yanacocha, in exchange for a royalty in an amount equal to the royalty currently perceived from such operations by Chaupiloma as well as two additional royalties in respect of future projects in certain concessions.

Further, Newmont will transfer its quotas in Minera La Zanja S.R.L. to Buenaventura, in exchange for a royalty in respect of such mining unit’s future production. Newmont will also make a one-time payment to the Company in an amount of US$45 million, as partial contribution to the future costs relating to the closure plan for the La Zanja Mining Unit.

With these transactions, Buenaventura seeks to focus on its asset portfolio, decrease its leverage and increase shareholder returns.

Yours faithfully,

Daniel Domínguez Vera

Stock Exchange Representative

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: February 8, 2022	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer